Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: April 2, 2021

Below is an article from TechCrunch, posted on April 2, 2021

TechCrunch

Private equity, a SPAC and an IPO walk into a bar [techcrunch.com]

Alex Wilhelm

April 2, 2021

The first quarter of 2021 was a busy season for technology exits. Coming off a hot period [techcrunch.com] in the final quarter of 2020, it was no surprise that tech upstarts pursued liquidity through a variety of mechanisms as the new year began.

There were IPOs, there were direct listings [techcrunch.com], there were PE deals [saastr.com]. Hell, we even saw enough SPACs that we lost track of a few; amid all the noise, you’ll miss the occasional note no matter how well-tuned your ear.

Each path is still open for later-stage startups to pursue exits: The IPO market was welcoming until a few minutes ago and private equity firms are stacked with cash [techcrunch.com] and willing to pay higher multiples than they might in more normal times. And there are sufficient SPACs to take the entire recent Y Combinator class public.

Choosing which option is best from a buffet’s worth of possibilities is an interesting task for startup CEOs and their boards.

DigitalOcean went public via a traditional IPO [techcrunch.com], raising a slug of capital in the process. The SMB-focused public cloud company likely felt like a somewhat obvious IPO candidate when you read its results [techcrunch.com]. The Exchange spoke with the company’s CEO, Yancey Spruill, about the choice.

Latch, in contrast, decided that a SPAC was its best route [techcrunch.com] out the gate. The Exchange caught up with the company’s CFO, Garth Mitchell, about the transaction and why it made sense for his company.

And, finally, The Exchange spoke with AlertMedia’s founder and CEO, Brian Cruver, about his decision to sell his Texas-based company to a private equity firm [businesswire.com].

To prevent this post from reaching an astronomic word count, we’ll give a brief overview of each deal and then summarize the company’s views about why their liquidity choice was the right one.

Three paths to liquidity

Kicking off with DigitalOcean, a few notes: First, the company has been pretty darn public about its growth in the last few years. We knew [techcrunch.com] that it had an annualized run rate of around $200 million in 2018, $250 million in 2019 and around $300 million in the first half of 2020. It later announced that it hit that mark [techcrunch.com] in May of last year.

So when DigitalOcean decided to go public, we weren’t bowled over. The company wound up pricing at $47 per share, the high end of its range. Since then, its stock has struggled somewhat, falling below $37 per share before recovering to $43.80 at the end of trading yesterday.

Enough of all that. Why did the company choose to go public via a traditional IPO? Spruill said his company looked at SPAC deals and direct listings. It selected the IPO route because it fit the company’s goals of generating a broad base of shareholders while creating a branding opportunity.

The cost of an IPO is comparable, he added, to other exit options. Spruill also praised the IPO process itself, noting that its rigorous requirements made DigitalOcean a better company.

Earlier in our chat, I asked Spruill a question that I put to every CEO on IPO day: How are you feeling? It’s a bit of a sop, but it sometimes elicits insights from executives and founders who, after weeks of discussing their companies’ inner workings, are asked a rare personal question.

Spruill said he felt incredible and that nothing could replicate an IPO as the culmination of so much work put into building a company and its team. If you add up the wins and losses over time, with more of the former than the latter, and can cross the finish line with the right metrics and market, you can earn a spot to be “grilled” by the “best investors,” he said.

Those investors put $750 million or so into his company, Spruill added. Funds that it can use to retire debt and free up more cash flow. Not a bad day, I’d say.

Turning to Latch, getting time with its CFO, Garth Mitchell, was a useful exercise. The company has announced its combination, released its numbers and is now working through the paperwork for its impending corporate fusion.

Why did Latch pursue a SPAC-led deal? It was the right time, with the right amount of capital and the right partner. The timing is obvious, with a hot market when Latch announced its deal. The capital is clear from the deal’s terms. But the partner point is worth exploring.

Latch is not combining with a generic blank-check company for its debut. Instead, it’s tying up with a SPAC sponsored by Tishman Speyer (TS), a privately held commercial real estate company. Latch works with residential buildings. You can see the possible synergies.

And Latch didn’t take the option on a whim: Per Mitchell, it started receiving inquiries back in 2019, eons ago in the SPAC era.

Without delving into expected 2021 revenue growth (as doing so would take up the rest of our space), Mitchell said a SPAC-led debut was a unique opportunity to access the capital Latch needs today because its customers are adopting its products faster than it anticipated. Due to the lag between the time that Latch’s hardware is sold and new tenants take occupancy, there can be a delay between install costs and recurring revenues. So, capital is not unwelcome.

And, now that it is tied up with TS, perhaps Latch will push harder into the commercial real estate market.

Finally, AlertMedia! Per Fortune [fortune.com], the former startup’s deal with Vista Equity Partners to sell the majority of its business was worth $400 million. For a company that had raised $60 million before its exit, the number was likely a win for its investors. (The company’s final valuation in its April 2020 round was around $250 million.)

The same article reported that AlertMedia’s CEO, Brian Cruver, said the deal would allow his company to greatly accelerate its plans, moving the efforts that would have taken it five or 10 years to the next two or three years instead.

With our general expectation that private equity firms are effectively vultures made out of debt, hungry to strip assets from victim companies and then sell the bones, The Exchange was more than curious to ask Cruver why a founder would sell the growing company to Vista when things looked like they were going well.

Cruver said some strategic buyers were interested in AlertMedia in the second half of 2020 because the company’s product fit well into the pandemic year.

Rising interest from strategic and institutional investors swelled before the company’s eventual deal, somewhat kicking the sales process off. A number of offers turned into bidding, which led to the Vista deal, which Cruver was very bullish on during our chat.

Why? Vista is also based in Austin, and Cruver said it wants to keep the company’s leadership in place and agrees with its view that employers have a duty to take care of their workers. Given AlertMedia’s business, that’s a key location to find common ground.

Cruver added that Vista is well-versed in how to get his company “to the next level.” So, an exit for employees and other shareholders, capital for the business so that it can tackle the other 99% of its market that it doesn’t yet sell to, a general agreement on how the company should be run, and advice on how to grow.

Not a hard sell, I reckon, so long as the price was right. Listening to Cruver discuss the Vista deal, The Exchange kept waiting for the hammer to drop, the catch to be unveiled. But, no, it appears to get its hands on AlertMedia, Vista is at least saying that it is not planning to strip-mine the business to boost near-term cash flow.

Notable. But perhaps given the sheer number of options that tech upstarts have today — see above — private equity has to play a little nicer than it once did.

To sum up: Every company wants capital, something an IPO, a SPAC or a private equity deal can provide to varying degrees. And every exiting company wants the right partner or partners. For DigitalOcean, it was a public company’s shareholder base. For Latch, that meant a deal with TS. And for AlertMedia, a tie-up with a capital behemoth based in the same city that it may also lean on for operational guidance.

There is no single right answer, we suppose. Pick your poison!

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.